

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 17, 2009

Mr. George S. Young
Chief Executive Officer
Fellows Energy Ltd.
1942 Broadway St., Suite 320
Boulder, CO   80302

      Re: **Fellows Energy Ltd.**
            Form 10-KSB for the Fiscal Year Ended December 31, 2007
            Filed April 15, 2008
            Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2007
            Filed March 13, 2009
            File No. 000-33321

Dear Mr. Young:

      We have completed our review of your Form 10-KSB and related filings, and have no further comments at this time.

                Sincerely,

                Karl Hiller
                Branch Chief